SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2005

FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.

(Exact name of Registrant as specified in its charter)

Mexican Economic Development, Inc.

(Translation of Registrant’s name into English)

United Mexican States

(Jurisdiction of incorporation or organization)

General Anaya No. 601 Pte.

Colonia Bella Vista

Monterrey, Nuevo León 64410

México

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this

Form, the registrant is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

FEMSA Reports First Quarter 2005 Results

Monterrey, Mexico, April 28, 2005 — Fomento Económico Mexicano, S.A. de C.V. (“FEMSA”) today announced its operational and financial results for the first quarter of 2005.

Highlights:

•      Consolidated total revenues increased 6.9%. All operating units contributed to our top line growth with over three-fourths of the increase from Oxxo.

•      Consolidated income from operations increased 2.2%, driven mainly by growth from Coca-Cola FEMSA and Oxxo.

•      Coca-Cola FEMSA increased its total sales volume by 1.4% and income from operations by 2.7%. Brazil stands out with a near two-fold increase in its operating margin.

•      FEMSA Cerveza domestic beer sales volume increased 4.0%. On the export front, we are pleased to report that the new commercial agreement with Heineken USA is off to a good start.

•      Oxxo continued its pace of double-digit growth, increasing revenues by 26.1% driven by 97 net new stores and a 8.9% increase in same-store sales.

“2005 started on the right track. I am pleased to report that all of our operations performed well, contributing to top-line and operating income growth. We continue to make progress in our total beverage strategy, leveraging our core operations to become stronger by working closer together.”

“We have a solid platform for growth in the right region at the right time. We are determined to move forward, committed to achieving continuous high-quality growth and building long-term value for our shareholders”, commented José Antonio Fernández, Chairman and CEO of FEMSA.

FEMSA Consolidated

Total revenues increased 6.9% to Ps. 22.858 billion in 1Q05. This increase is primarily due to 26.1% total revenue growth at the Oxxo retail chain followed by 3.6% total revenue growth at FEMSA Cerveza, and to a lesser extent, a 1.5% increase at Coca-Cola FEMSA.

Gross profit increased 4.9% to Ps. 10.373 billion, resulting in a gross margin decline of 90 basis points to 45.4% of total revenues in 1Q05. Partially offsetting this contraction was the 150 basis point gross margin improvement at FEMSA Cerveza, reaching 58.0% of total revenues in the quarter. The gross margin contraction experienced in the quarter resulted from a 30 basis point gross margin contraction at Coca-Cola FEMSA, due mainly to higher resin costs for plastic (PET) bottles, and from the greater contribution of lower margin Oxxo retail operations to FEMSA’s consolidated results.

Income from operations increased 2.2% to Ps. 2.716 billion in 1Q05, resulting in a 50 basis point decrease in operating margin to 11.9%. The decrease in operating margin was primarily attributable to the increased contribution of the Oxxo retail chain to our consolidated results and an operating margin contraction at FEMSA Cerveza, partially offset by a slight improvement in the operating margin at Coca-Cola FEMSA.

Net income decreased 21.2% to Ps. 1.105 billion in 1Q05. The decline in net income was due to (1) a 29.8% increase in net interest expense reaching Ps. 911 million due to debt issued for the repurchase of 30% of FEMSA Cerveza in August 2004, (2) a monetary position gain of Ps. 310 million, which was a reduction from 1Q04 due to the reduced inflationary impact over the higher net liabilities year over year, (3) a foreign exchange gain of Ps. 17 million, which was a reduction from 1Q04 due to the revaluation of the Mexican peso against the US dollar on our net liabilities, and (4) an additional charge to the one taken in 2004 as the result of Coca-Cola FEMSA’s accounting for refrigeration equipment. Partially mitigating the decrease in net income was a 18.1% reduction in taxes recognized in 1Q05, which amounted to Ps. 874 million compared to Ps. 1,067 million in 1Q04. The effective tax rate for the quarter was 44.2%.

Net majority income per FEMSA Unit1 was Ps. 0.6758 in 1Q05. Net majority income per FEMSA ADS, using an exchange rate of Ps. 11.171 per dollar, was US$ 0.0605 in the quarter.

Capital expenditures decreased 20.4% to Ps. 1.028 billion in 1Q05, mainly reflecting decreased investment at Coca-Cola FEMSA as well as a reduction at the Oxxo retail chain.

Consolidated net debt. As of March 31, 2005, FEMSA recorded a cash balance of Ps. 5.814 billion (US$ 520 million), short-term debt of Ps. 3.938 billion (US$ 353 million), bridge financing of Ps. 5.681 billion (US$ 509 million) and long-term debt of Ps. 36.184 billion (US$ 3.239 billion), for a net debt balance of Ps. 39.989 billion (US$3.580 billion), 25.8% higher than on March 31, 2004, reflecting debt contracted to finance the repurchase of 30% of FEMSA Cerveza in August 2004, which was partially offset by a significant debt reduction at Coca-Cola FEMSA.

Soft Drinks – Coca-Cola FEMSA

Coca-Cola FEMSA’s financial results and discussion are incorporated by reference from Coca-Cola FEMSA’s press release attached to this press release.

[1]	FEMSA Units consist of FEMSA BD Units and FEMSA B Units. Each FEMSA BD Unit is comprised of one Series B Share, two Series D-B Shares and two Series D-L Shares. Each FEMSA B Unit is comprised of five Series B Shares. The number of FEMSA Units outstanding as of March 31, 2005 was 1,059,462,090, equivalent to the total number of FEMSA Shares outstanding as of the same date, divided by 5.

April 28, 2005	2

Beer – FEMSA Cerveza

Domestic sales volume increased 4.0% to 5.325 million hectoliters in 1Q05. The increase in domestic sales volume resulted from increased sales throughout most of Mexico led by our Sol, Tecate Light, and Indio brands, and to a lesser extent, to favorable demand due to the calendar effect of holy week occurring in the month of March, 2005.

In beer exports, before January 1, 2005 we had a partnership with Labatt USA for the sale of our beer in the US market. Under this agreement, we sold our beer to Labatt USA at a price that gave them enough margin to cover most of the selling and marketing expenses for our brands, and as 30% owners of Labatt USA, we received an equivalent proportion of their profits as equity income.

Beginning on January 1, 2005 we are accessing the US market through a new commercial agreement with Heineken USA. Under the new agreement with Heineken USA, we export our beers to the US at a higher price than before and pay an important component of the selling and marketing expenses related to our brands. Since this is a commercial agreement and not an equity partnership, there is no longer an equity income component for FEMSA Cerveza. We believe this new commercial agreement is more profitable for FEMSA Cerveza.

Export sales volume decreased 5.6% to 0.453 million hectoliters in 1Q05, primarily due to (1) a moderate inventory buildup in the fourth quarter of 2004 related to the end of our agreement with our former US importer, and (2) the impact of a comparison base of 32.8% volume growth achieved in 1Q04. In order to isolate the effect of the high comparison base of 2004, we note that the average export volume growth from 1Q03 to 1Q05 was approximately 13% per year. Additionally, in 1Q05 our coverage has improved with a clear focus towards the on-premise segment and the expansion of our presence throughout the US.

Total revenues increased 3.6% to Ps. 5.681 billion in 1Q05. This was achieved due to the 4.2% increase in beer sales, resulting from a 3.1% increase in total sales volume and higher export prices as explained above, partially offset by a 1.6% decrease in the domestic real price per hectoliter and a 5.6% decline in export sales volume. The domestic real price per hectoliter, while down from 1Q04, increased 0.8% in real terms from 4Q04. We have begun to implement price increases by package, brand, and point of sale.

Cost of sales remained flat to 1Q04 levels reaching Ps. 2.385 billion in 1Q05, due to an improvement in the cost per hectoliter. This improvement is a result of the net effect of significant operating efficiencies combined with the strengthening of the Mexican peso versus the US dollar in real terms, which more than compensated for the price increases of certain important raw materials such as aluminum and energy. Gross profit increased 6.4% to Ps. 3.296 billion in 1Q05, achieving 150 basis points of gross margin expansion and a gross margin of 58.0%.

Income from operations (before deduction of management fees) increased 0.8% to Ps. 883 million in 1Q05. This slight increase reflects increased total revenues and a stable cost of sales that offset increased administrative and selling expenses in the quarter. Operating expenses increased 8.5% to Ps. 2.413 billion reaching 42.5% of total revenues in 1Q05, 200 basis points higher than in 1Q04. Specifically, administrative expenses increased 4.5% to Ps. 696 million in the quarter primarily due to ERP related expenses and to a lesser extent the new agreement for our US exports as mentioned above. Selling expenses increased by 10.3%, due to the new agreement for our US exports as mentioned above and to increased advertising expenditures for specific programs aimed at reinforcing our brands in the domestic market. For the quarter, the operating margin decreased 50 basis points to 15.5% of total revenues.

April 28, 2005	3

Oxxo Stores – FEMSA Comercio

Total revenues increased 26.1% to Ps. 6.135 billion in 1Q05. The primary reason for the increase was the opening of 97 net new Oxxo stores in the quarter, and a total of 666 net new Oxxo stores from 1Q04 for a total of 3,563 Oxxos nationwide.

Oxxo same-store sales increased an average of 8.9% in 1Q05, reflecting an increase in store traffic of 7.3% and an increase in the average ticket of 1.6%. This increase reflects the rapid pace of expansion as well as stronger promotional activity and category management practices that are enabling Oxxo to improve the mix of products within the store.

Income from operations (before deduction of management fees) increased 9.1% to Ps. 192 million resulting in a 50 basis point decline in the operating margin, reaching 3.1% of total revenues in 1Q05. This decline resulted primarily from an increase in the cost of sales and selling expenses as a percentage of total revenues, which was partially offset by a more efficient use of administrative expenses. Cost of sales increased 26.7% to Ps. 4.569 billion resulting in a 40 basis point decline in the gross margin, reaching 25.5% of total revenues in 1Q05. The decrease in gross margin resulted from a change in the intra-year calendarization of certain discounts and incentives received from suppliers in 1Q05 when compared to the same period of 2004. Operating expenses increased 27.0% to Ps. 1.374 billion in 1Q05. This slight increase over total revenue growth was primarily due to (1) an increase in performance-based compensation relating to Oxxo’s robust sales growth, (2) an increase in the cost of electricity per store from 1Q04 levels, and (3) expenses and amortization of investments that can no longer be capitalized associated with new IT systems throughout the Oxxo chain.

CONFERENCE CALL INFORMATION:

Our First Quarter 2005 Conference Call will be held on: Thursday April 28, 2005, 4:00 P.M. New York Time (3:00 PM Mexico City Time). To participate in the conference call, please dial: Domestic U.S.: 1-800-289-0529, International: 913-981-5523. This Conference Call will also be transmitted through live webcast at www.femsa.com/investor

If you are unable to participate live, an instant replay of the conference call will be available through May 5, 2005. To listen to the replay please dial: Domestic U.S.: 1-888-203-1112; International: 719-457-0820, Passcode: 1367504.

Set forth in this press release is certain unaudited financial information for FEMSA for the first quarter of 2005 compared to 1Q04. We are a holding company whose principal activities are grouped under the following sub-holding companies and carried out by their respective operating subsidiaries: Coca-Cola FEMSA, S.A. de C.V., which engages in the production, distribution and marketing of non-alcoholic beverages; FEMSA Cerveza, S.A. de C.V., which engages in the production, distribution and marketing of beer; and FEMSA Comercio, S.A. de C.V., which engages in the operation of convenience stores.

All of the figures in this report were prepared in accordance with Mexican generally accepted accounting principles (Mexican GAAP) and have been restated in constant Mexican pesos (“Pesos” or “Ps.”) with purchasing power as of March 31, 2005. As a result, all percentage changes are expressed in real terms.

FORWARD LOOKING STATEMENTS

This report may contain certain forward-looking statements concerning our future performance that should be considered as good faith estimates made by us. These forward-looking statements reflect management’s expectations and are based upon currently available data. Actual results are subject to future events and uncertainties, which could materially impact our actual performance.

Six pages of tables and Coca-Cola FEMSA’s press release to follow

April 28, 2005	4

FEMSA

Consolidated Income Statement

Expressed in Millions of Pesos

	For the first quarter of:
	2005	% Integration	2004	% Integration	% Increase
Net sales	22,754	99.5	21,304	99.6	6.8
Other operating revenues	104	0.5	81	0.4	28.4

Total revenues	22,858	100.0	21,385	100.0	6.9
Cost of sales	12,485	54.6	11,493	53.7	8.6

Gross profit	10,373	45.4	9,892	46.3	4.9

Administrative expenses	1,624	7.1	1,616	7.6	0.5
Selling expenses	6,033	26.4	5,619	26.3	7.4

Operating expenses	7,657	33.5	7,235	33.9	5.8

Income from operations	2,716	11.9	2,657	12.4	2.2

Interest expense	(1,026)		(800)		28.3
Interest income	115		98		17.3

Interest expense, net	(911)		(702)		29.8
Foreign exchange gain	17		151		N.S.
Gain on monetary position	310		516		(39.9)

Integral result of financing	(584)		(35)		N.S.
Other expenses, net	(153)		(153)		—

Income before taxes	1,979		2,469		(19.8)
Taxes	(874)		(1,067)		(18.1)

Net income	1,105		1,402		(21.2)

Net majority income	716		862		(16.9)
Net minority income	389		540		(28.0)

EBITDA & CAPEX
Income from operations	2,716	11.9	2,657	12.4	2.2
Depreciation	862	3.8	816	3.8	5.6
Amortization & other	744	3.2	733	3.5	1.6

EBITDA	4,322	18.9	4,206	19.7	2.8
CAPEX	1,028		1,291		(20.4)

FINANCIAL RATIOS	2005		2004		Var. p.p.
Liquidity(1)	0.92		1.15		(0.23)
Interest coverage(2)	4.74		5.99		(1.25)
Leverage(3)	1.30		1.25		0.05
Capitalization(4)	46.50%		43.89%		2.60

(1)	Total current assets / total current liabilities.
(2)	Income from operations + depreciation + amortization & other / interest expense, net.
(3)	Total liabilities / total stockholders’ equity.
(4)	Total debt / long-term debt + stockholders’ equity.

Total debt = short-term bank loans + current maturities long-term debt + long-term bank loans and notes payable.

Long-term debt = long-term bank loans and notes payable.

April 28, 2005	5

FEMSA

Consolidated Balance Sheet

As of March 31:

(Expressed in Millions of Pesos as of March 31, 2005)

	2005	2004	% Increase
ASSETS
Cash and cash equivalents	5,814	6,946	(16.3)
Accounts receivable	5,705	5,584	2.2
Inventories	7,764	7,149	8.6
Prepaid expenses	1,049	889	18.0
Derivative financial instruments receivable	755	—	—

Total current assets	21,087	20,568	2.5
Property, plant and equipment, net	43,965	44,713	(1.7)
Intangible assets(1)	47,196	37,126	27.1
Deferred assets	6,662	6,654	0.1
Other assets	2,054	2,325	(11.7)

TOTAL ASSETS	120,964	111,386	8.6

LIABILITIES & STOCKHOLDERS’ EQUITY
Bank loans	6,175	2,393	158.0
Current maturities long-term debt	3,444	2,568	34.1
Interest payable	466	422	10.4
Derivative financial instruments payable	203	—	—
Operating liabilities	12,705	12,477	1.8

Total current liabilities	22,993	17,860	28.7
Bank loans and notes payable	36,184	33,776	7.1
Deferred income taxes	4,200	5,154	(18.5)
Other liabilities	4,881	5,077	(3.9)

Total liabilities	68,258	61,867	10.3
Total stockholders’ equity	52,706	49,519	6.4

LIABILITIES AND STOCKHOLDERS’ EQUITY	120,964	111,386	8.6

(1)	Includes mainly the intangible assets generated by the acquisition of Panamco and 30% of FEMSA Cerveza.

		March 31, 2005			December 31, 2004
DEBT MIX		Ps.	% Integration	Average Rate	Ps.	% Integration	Average Rate
Trade in:
Mexican pesos		31,568	68.9%	9.8%	33,616	72.8%	9.6%
Dollars		13,421	29.3%	5.3%	11,664	25.3%	5.1%
Colombian pesos		682	1.5%	9.8%	696	1.5%	10.1%
Argentine pesos		132	0.3%	4.2%	137	0.3%	5.4%
Venezuelan bolivars		—	—	—	74	0.1%	11.0%

Total debt		45,803	100.0%	8.4%	46,187	100.0%	8.5%

Fixed rate(1)		27,573	60.2%		29,375	63.6%
Variable rate(1)		18,230	39.8%		16,812	36.4%

% of Total Debt	2005	2006	2007	2008	2009	2010	2011+
DEBT MATURITY PROFILE (2)	9.5%	11.1%	8.6%	21.0%	20.5%	15.0%	14.2%

(1)	Includes the effect of interest rate swaps.
(2)	Excludes bridge financing.

April 28, 2005	6

Coca-Cola FEMSA

Results of Operations

Expressed in Millions of Pesos

	For the first quarter of:
	2005	% Integration	2004	% Integration	% Increase
Net sales	11,172	99.5	10,995	99.3	1.6
Other revenues	58	0.5	74	0.7	(21.6)

Total revenues	11,230	100.0	11,069	100.0	1.5
Cost of sales	5,881	52.4	5,765	52.1	2.0

Gross profit	5,349	47.6	5,304	47.9	0.8

Administrative expenses	653	5.8	649	5.9	0.5
Sales expenses	3,007	26.8	3,010	27.1	(0.1)

Operating expenses	3,660	32.6	3,659	33.0	—

Income from operations	1,689	15.0	1,645	14.9	2.7
Depreciation	305	2.7	328	3.0	(7.0)
Amortization & other	273	2.4	285	2.6	(4.2)

EBITDA	2,267	20.1	2,258	20.5	0.4
Capital expenditures	184		431		(57.3)

Sales volumes (Millions of unit cases)
Mexico	227.7	51.0	228.3	51.8	(0.3)
Central America	26.2	5.9	26.5	6.0	(1.1)
Colombia	42.1	9.4	41.6	9.4	1.2
Venezuela	40.4	9.0	40.9	9.3	(1.2)
Brazil	71.1	15.9	66.4	15.1	7.1
Argentina	39.3	8.8	37.1	8.4	5.9

Total Coca-Cola FEMSA	446.8	100.0	440.8	100.0	1.4

April 28, 2005	7

FEMSA Cerveza

Results of Operations

Expressed in Millions of Pesos

	For the first quarter of:
	2005	% Integration	2004	% Integration	% Increase
Domestic beer sales	4,600	81.0	4,496	82.0	2.3
Export beer sales	481	8.4	378	6.9	27.2

Beer sales	5,081	89.4	4,874	88.9	4.2
Packaging sales	567	10.0	574	10.4	(1.2)

Net sales	5,648	99.4	5,448	99.3	3.7
Other revenues	33	0.6	37	0.7	(10.8)

Total revenues	5,681	100.0	5,485	100.0	3.6
Cost of sales	2,385	42.0	2,386	43.5	0.0

Gross profit	3,296	58.0	3,099	56.5	6.4

Administrative expenses	696	12.3	666	12.1	4.5
Sales expenses	1,717	30.2	1,557	28.4	10.3

Operating expenses	2,413	42.5	2,223	40.5	8.5

Income from operations before management fee	883	15.5	876	16.0	0.8
Management fee	86	1.5	136	2.5	(36.8)

Income from operations	797	14.0	740	13.5	7.7

Depreciation	363	6.4	358	6.5	1.4
Amortization & other	494	8.7	476	8.7	3.8

EBITDA	1,654	29.1	1,574	28.7	5.1
Capital expenditures	634		610		3.9

Sales volumes (Thousand hectoliters)
Domestic	5,324.9	92.2	5,121.9	91.4	4.0
Exports	453.4	7.8	480.2	8.6	(5.6)

Total	5,778.3	100.0	5,602.1	100.0	3.1

Price per hectoliter
Domestic	863.9		877.8		(1.6)
Exports	1,060.9		787.2		34.8

Total	879.3		870.0		1.1

Total presentation mix (%)
Returnable	3,711.1	64.2	3,760.6	67.1	(1.3)
Non Returnable	564.3	9.8	517.3	9.2	9.1
Cans	1,502.9	26.0	1,324.2	23.7	13.5

Total	5,778.3	100.0	5,602.1	100.0	3.1

April 28, 2005	8

FEMSA Comercio

Results of Operations

Expressed in Millions of Pesos

	For the first quarter of:
	2005	% Integration	2004	% Integration	% Increase
Net sales	6,135	100.0	4,865	100.0	26.1
Other revenues	—	—	—	—	—

Total revenues	6,135	100.0	4,865	100.0	26.1
Cost of sales	4,569	74.5	3,607	74.1	26.7

Gross profit	1,566	25.5	1,258	25.9	24.5

Administrative expenses	106	1.7	100	2.1	6.0
Sales expenses	1,268	20.7	982	20.2	29.1

Operating expenses	1,374	22.4	1,082	22.3	27.0

Income from operations before management fee	192	3.1	176	3.6	9.1
Management fee	22	0.3	29	0.6	(24.1)

Income from operations	170	2.8	147	3.0	15.6

Depreciation	76	1.2	43	0.9	76.7
Amortization & other	64	1.1	42	0.9	52.4

EBITDA	310	5.1	232	4.8	33.6
Capital expenditures	167		242		(31.0)

Information of Convenience Stores
Total stores	3,563		2,897		23.0
New convenience stores:
vs. March prior year	666		620		7.4
vs. December prior year	97		99		(2.0)
Same store data: (1)
Sales (thousands of pesos)	531.2		487.9		8.9
Traffic	20.0		18.7		7.3
Ticket	26.6		26.2		1.6

(1)	Monthly average information per store, considering same stores with at least 13 months of operations.

April 28, 2005	9

FEMSA

Other Financial Information

MACROECONOMIC INFORMATION

	Inflation		Exchange Rate
	March 04 - March 05	December 04 - March 05	Per USD	Per Mx. Peso
Mexico	4.39%	0.79%	11.1710	1.0000
Colombia	4.55%	2.13%	2,376.4800	0.0047
Venezuela	15.80%	3.33%	2,150.0000	0.0052
Brazil	5.47%	1.54%	2.6662	4.1899
Argentina	7.86%	3.64%	2.9200	3.8257

April 28, 2005	10

2005 FIRST-QUARTER RESULTS
	First quarter		Δ%	First quarter
	2005	2004		2005	2004
Total Revenues	11,230	11,069	1.5%	% of Tot. Rev.

Gross Profit	5,349	5,304	0.8%	47.6%	47.9%

Operating Income	1,689	1,645	2.7%	15.0%	14.9%

Majority Net Income	695	906	-23.3%	6.2%	8.2%

EBITDA(1)	2,267	2,258	0.4%	20.2%	20.4%

Net Debt (2)	21,541	21,582

EBITDA(1) / Interest Expense	4.14	3.75

Earnings per Share	0.38	0.49

Average Shares Outstanding	1,846.5	1,846.4

Expressed in million of Mexican pesos with purchasing power as of March 31, 2005, except for per share amount.

(1)      EBITDA = Operating income + Depreciation + Amortization & Other Non-cash Charges. See reconciliation table on page 11.

(2)      Net Debt = Total Debt - Cash

•

Total revenues in the first quarter of 2005 increased 1.5%, reaching Ps. 11,230 million. Increases in Brazil, Argentina, Colombia and Venezuela more than offset revenue declines in Mexico and Central America.

•

Consolidated operating income grew 2.7% to Ps. 1,689 million, and operating margin was 15.0% in the first quarter of 2005. Increases in Brazil, Colombia, Argentina and Central America more than compensated for operating income decline in Mexico.

•	Consolidated majority net income was Ps. 695 million, a decrease of 23.3%, which was mainly due to non-operating factors. Earnings per share were Ps. 0.38 in the first quarter of 2005.

Mexico City (April 28, 2005), Coca-Cola FEMSA, S.A. de C.V. (BMV: KOFL, NYSE: KOF) (“Coca-Cola FEMSA” or the “Company”), the largest Coca-Cola bottler in Latin America and the second-largest Coca-Cola bottler in the world in terms of sales volume, announces results for the first quarter 2005.

“Our first-quarter results underscore the importance of our geographic diversification to our near- and long-term growth story. With the successful integration of our eight acquired territories, we have consolidated our position in markets that offer sustainable and profitable growth for our shareholders. Our diversification in regions with different seasons and economic cycles enabled us to produce better balanced top- and bottom-line results for the quarter.” said Carlos Salazar, Chief Executive Officer of the Company.

April 28, 2005	Page 11

Consolidated Results

CONSOLIDATED RESULTS

Our consolidated revenues were Ps. 11,230 million in the first quarter of 2005, an increase of 1.5% over the same period of 2004, as a result of increases in Brazil, Argentina, Colombia and Venezuela, which more than offset revenue declines in Mexico and Central America. Consolidated average price per unit case in the first quarter of 2005 was Ps. 25.00 (US$2.24)2, a decrease of 0.2% compared to the same quarter of 2004, driven by lower prices for our products in Mexico and Central America.

Total sales volume reached 446.8 million unit cases in the first quarter of 2005, an increase of 1.4% as compared to the first quarter of 2004. Sales volume growth in Brazil, Argentina and Colombia more than offset sales volume declines in Mexico and Central America. Carbonated soft drinks sales volume grew 2.0% in the first quarter of 2005, mainly driven by sales volume growth in Brazil.

Our gross profit in the first quarter of 2005 was Ps. 5,349 million, an increase of 0.8% compared with the first quarter of 2004. Gross margin decreased 30 basis points from 47.9% in the first quarter of 2004 to 47.6% in the same period of 2005, due to higher revenues.

Our consolidated operating income in the first quarter of 2005 was Ps. 1,689 million, an increase of 2.7%, as a result of operating income increases in Brazil, Colombia, Argentina and Central America, which more than offset operating income decline in Mexico. Our operating margin was 15.0% in the first quarter of 2005, an improvement of 10 basis points as compared to the first quarter of 2004.

Despite a 13.2% reduction in interest expenses, our integral cost of financing increased to Ps. 291 million in the first quarter of 2005, compared to Ps. 26 million in the first quarter of 2004. This increase was mainly driven by lower gain in our monetary position resulting from lower inflation rates recorded in Mexico in the first quarter of 2005 as applied to our lower net liability position.

During the first quarter of 2005, income tax, tax on assets and employee profit sharing as a percentage of income before taxes was 45.0%. In April 2004, the Mexican Supreme Court of Justice issued a ruling with respect to rules previously issued by the Mexican Ministry of Finance. This ruling requires refrigerators to be treated as fixed assets with finite useful lives. We had previously considered refrigerators as an expense for tax purposes. Tax payments in connection with this change of criteria resulted in a charge to income in 2004. During March 2005, the tax authorities reviewed the payments in connection with this change in criteria, which resulted in an additional one-time payment in Mexico in the amount of Ps. 118 million. Excluding this one-time payment our income tax, tax on assets and employee profit sharing as a percentage of income before taxes was 35.9%.

Our consolidated majority net income was Ps. 695 million in the first quarter of 2005, a decrease of 23.3% compared to the first quarter of 2004 due to the aforementioned reasons. Earnings per share (“EPS”) were Ps. 0.38 (US$0.34 per ADR) computed on the basis of 1,846.5 million shares outstanding (each ADR represents 10 local shares). Excluding the non-recurrent item mentioned above our consolidated majority net income was Ps. 813 million, resulting in EPS of Ps. 0.44 (US$0.39 per ADR).

[2]	Using a foreign exchange rate of Ps. 11.171 per U.S. dollar

April 28, 2005	Page 12

Balance Sheet and Consolidated Statement of Changes in Financial Position

BALANCE SHEET

As of March 31, 2005, Coca-Cola FEMSA had a cash balance of Ps. 3,241 million (US$290 million), a reduction of Ps. 405 million (US$36 million) compared with December 31, 2004, due to tax payments and a reduction of account payables. The increase in working capital was mainly driven by the seasonality of our business.

Total short-term debt was Ps. 3,035 million (US$272 million) and long-term debt was Ps. 21,747 million (US$1,947 million) a decrease of Ps. 446 million (US$40 million), driven by the effect of the appreciation of the Mexican peso versus U.S. dollar as applied to our U.S. dollar denominated debt and the repurchase of Ps. 164 million of certificados bursátiles.

During the quarter, we decreased our debt balances denominated in local currency as a percentage of total debt, from 77% in the fourth quarter of 2004 to 70% in the first quarter of 2005. This decrease was attributed, in large part, to the unwinding of cross currency swaps, the effect of which was to increase our debt balance denominated in local currency by 630 basis points in the fourth quarter of 2004. Weighted average cost of debt during the quarter was 8.7%.

The following charts set forth the Company’s debt profile by currency and interest rate type as of March 31, 2005:

Currency	% Total Debt	% Interest Rate Floating
U.S. dollars	29.9%	25%
Mexican Pesos	66.8%	19%
Colombian Pesos	2.8%	100%
Argentine Pesos	0.5%	100%

(1)	Annualized average interest rate per currency as of March 31, 2005

Consolidated Statement of Changes in Financial Position

Expressed in million of Mexican pesos and U.S. dollars as of March 31, 2005

	Jan - Mar 2005
	Ps.	USD(1)
Net income	695	62
Non cash charges to net income	460	41

	1,155	103
Working capital investment:
Accounts receivable	425	38
Inventories	(14)	(1)
Prepaid expenses and recoverable taxes	(313)	(28)
Interest payable	70	6
Suppliers	(491)	(44)
Dividends payable	623	56
Accrued taxes	(705)	(63)
Other liabilities	56	5

	(349)	(31)

NRGOA(2)	806	72

Capital expenditures	(221)	(20)
Dividend declared	(623)	(56)
Other financial transactions	(367)	(33)

Increase in cash and cash equivalents	(405)	(36)

Cash and cash equivalents at begining of period	3,646	326
Cash and cash equivalents at end of period	3,241	290

(1)	Expressed in US$ millions using a foreign exchange rate of Ps. 11.1710 per US Dollar
(2)	Net Resources Generated by Operating Activities

April 28, 2005	Page 13

Mexican and Central American Operating Results

MEXICAN OPERATING RESULTS

Revenues

Revenues in our Mexican territories were Ps. 6,097 million in the first quarter of 2005, a decline of 3.5% compared with the same period of 2004, mainly driven by a lower average price per unit case. Average price per unit case in the first quarter of 2005 was Ps. 26.70 (US$2.39), a decline of 3.1% compared with the first quarter of 2005. This was as a result of a packaging mix shift towards multiple serving presentations, which have a lower average price per unit case. Excluding Ciel water volumes in 5.0, 19.0 and 20.0-liter packaging presentations, our average price per unit case was Ps. 30.70 (US$2.75).

Total sales volume was 227.7 million unit cases, remaining almost flat in the first quarter of 2005 compared with the same period of 2004. Carbonated soft drinks sales volume was 182.3 million unit cases in the first quarter of 2005, a slight decrease of 0.3% as compared to the same period of 2004, due to lower sales volume of flavored carbonated soft drinks. The non-carbonated beverages segment, excluding water, grew 21.1% in the first quarter of 2005 as compared to the first quarter of 2004, from a very low base, driven by Powerade, Nestea and Keloco, each one accounting for one-third of the growth.

Operating Income

In the first quarter of 2005, higher polyethylene terephtalate (“PET”) resin prices were offset by a reduction in our sweetener costs and other raw materials, and efficiencies achieved throughout our manufacturing network, resulting in a lower average cost per unit case of 1.3%. Gross profit in absolute terms decreased 5.3% due to lower revenues, resulting in a gross margin of 51.7%, a decline of 100 basis points compared to the same period of 2004.

Operating expenses declined 1.9% to Ps. 2,075 million in the first quarter of 2005, due to lower maintenance costs for our distribution and marketing assets as a result of negotiating better terms with our service suppliers. Lower revenues and higher PET resin prices were partially offset by operating efficiencies resulting in Ps. 1,078 million of operating income in the first quarter of 2005, an 11.3% decrease compared to the same period of 2004. Operating income margin was 17.7% in the first quarter of 2005, a reduction of 150 basis points compared to the same period of 2004.

CENTRAL AMERICAN OPERATING RESULTS (Guatemala, Nicaragua, Costa Rica and Panama)

Revenues

Revenues were Ps. 846 million in the first quarter of 2005, a decrease of 3.3% as compared with the same period of 2004. This decrease was driven by lower average price per unit case, which accounted for almost 60% of the decline and lower sales volume, which accounted for the balance. Average price per unit case declined 1.7% to Ps. 32.28 (US$2.89), driven by a packaging mix shift towards multiple serving presentations.

Total sales volume in our Central American territories was 26.2 million unit cases in the first quarter of 2005, a decrease of 1.1% compared with the same quarter of 2004, mainly driven by a 1.2% decrease in carbonated soft drink sales volume, which was due to changes in the competitive dynamics in some of the Central American territories. Lower sales volume in Nicaragua and Panama were partially offset by sales volume growth in Guatemala.

Operating Income

Gross profit during the first quarter of 2005 decreased 1.2% in absolute terms as compared to the first quarter of 2004, however, gross margin increased 100 basis points to 48.4% as a result of cost cutting initiatives in manufacturing throughout the region that more than compensated for higher PET prices and sweetener costs.

Our operating income increased by 7.4% to Ps. 113 million in the first quarter of 2005 as compared to the first quarter of 2004 as a result of a 4.1% decrease in operating expenses. This reduction was due to lower maintenance cost in our distribution and marketing equipment derived from better execution practices, resulting in an operating margin of 13.3% in the first quarter of 2005, an improvement of 130 basis points as compared to the same period of 2004.

April 28, 2005	Page 14

Colombian and Venezuelan Operating Results

COLOMBIAN OPERATING RESULTS

Revenues

Total revenues were of Ps. 1,068 million in the first quarter of 2005, an increase of 8.6% compared with the same period of 2004. Over 85% of total revenues growth was driven by higher average prices per unit case. Our average price per unit case grew 7.3% to Ps. 25.36 (US$2.27) as a result of price increases implemented in 2004 and the appreciation of the Colombian peso against the U.S. dollar.

Total sales volume during the first quarter of 2005 grew almost 1.0% reaching 42.1 million unit cases, driven by carbonated soft drinks volume increase of 2.8% compared with 2004, which more than offset the volume decline in our bottled water category. The majority of the incremental carbonated soft drinks sales volume came from our flavored carbonated soft drinks.

Operating Income

Our gross profit during the first quarter of 2005 grew 9.4% to Ps. 477 million, compared to Ps. 436 million in the same period of 2004, resulting in a gross margin of 44.7%, an improvement of 40 basis points. The savings achieved from the consolidation of our manufacturing network more than compensated for higher packaging costs derived from a packaging mix shift towards non-returnable presentations.

Operating expenses decreased 3.5% in the first quarter of 2005 mainly as a result of headcount optimization that took place during the first quarter of 2004 and lower maintenance costs. Our operating income more than doubled in absolute terms to Ps. 95 million during the first quarter of 2005, representing a 134.8% increase as compared to the first quarter of 2004. Operating income margin reached 8.9% in the first quarter of 2005, representing a margin expansion of 480 basis points as compared to the first quarter of 2004.

VENEZUELAN OPERATING RESULTS

Revenues

Total revenues during the first quarter of 2005 were Ps. 1,082 million, an increase of 7.5% compared to the same period of 2004, driven by average price growth of 8.8%, which more than offset sales volume decline. Average price per unit case during the quarter was Ps. 26.76 (US$2.40), an 8.8% increase as a result of price increases implemented during the second half of 2004.

Total sales volume during the quarter was 40.4 million unit cases, a decrease of 1.2% compared to 40.9 million unit cases in the first quarter of 2004. The volume decline was a result of the lower sales volume of our non-carbonated beverages, which was partly offset by the slight increase in our carbonated soft drinks sales volume.

Operating Income

Gross profit during the first quarter of 2005 was Ps. 451 million, an increase of 13.5% as compared to Ps. 398 million in the same period of 2004, resulting in a gross margin expansion of 220 basis points as compared to the same period of 2004. The gross profit increase was driven by higher total revenues, which more than offset higher packaging costs driven by a packaging mix shift towards non-returnable presentations.

Operating expenses increased by 270 basis points as a percentage of total revenues in the first quarter of 2005, driven by increases in selling expenses due to higher freight costs and higher wages, both of which grew above inflation. Our operating income was Ps. 67 million in the first quarter of 2005, a slight decrease of 1.5% as compared to the first quarter of 2004, resulting in a 6.2% operating margin, a margin contraction of 50 basis points as compared to the same period of 2004.

April 28, 2005	Page 15

Brazilian and Argentine Operating Results

BRAZILIAN OPERATING RESULTS

Revenues

Our total revenues reached Ps. 1,394 million in the first quarter of 2005, an improvement of 13.1% compared with the same period of 2004. Average price increases and higher sales volume each accounted for 50% of the revenue growth. Average price per unit case grew 5.6% to Ps. 19.54 (US$1.75) in the first quarter of 2005, mainly driven by higher beer revenues and price increases implemented during the second half of 2004.

Total sales volume increased 7.1% in the first quarter of 2005 to 71.1 million unit cases, including a 10.0% growth of carbonated soft drinks and a 41.9% of growth in bottled water as compared to the same period of 2004, which more than offset beer sales volume decline. Sales volume growth, excluding beer, was driven by the Coca-Cola brand, which accounted for more than 50% of incremental volumes, with the balance coming from carbonated soft drinks flavors and bottled water equally.

Operating Income

During the first quarter of 2005, our gross profit totaled Ps. 573 million, an increase of 21.1% compared with the same period of 2004. Gross margin increased to 41.1% in the first quarter of 2005 compared with 38.4% in the first quarter of 2004, a margin expansion of 270 basis points as a result of higher revenues.

Our operating expenses as a percentage of total revenues decreased from 31.0% in the first quarter of 2004 to 27.1% in the same period of 2005 as a result of higher revenues combined with headcount optimization and better maintenance practices. Operating income reached Ps. 195 million in the first quarter of 2005, resulting in a 14.0% operating margin, an improvement of 660 basis points as compared to the same period of 2004.

ARGENTINE OPERATING RESULTS

Revenues

Our total revenues increased 13.7% to Ps. 744 million in the first quarter of 2005 compared to the same period of 2004. An increase in average price per unit case accounted for approximately 55% of this growth and sales volume growth for the balance. Average price per unit case driven by price increases implemented at the beginning of the year, grew 8.2% to Ps. 18.04 (US$1.62).

Total sales volume reached 39.3 million unit cases during the first quarter of 2005, an increase of 5.9% compared with the same period of 2004. Carbonated soft drinks accounted for more than 80% of the growth and the balance came from the non-carbonated beverages. During the first quarter of 2005 non-carbonated beverages, excluding water, more than doubled in total sales volume from a low base in the first quarter of 2004.

Operating Income

Gross profit reached Ps. 285 million during the first quarter of 2005, an increase of 12.6% compared with the same period of 2004. Our gross margin slightly decreased from 38.6% in the first quarter of 2004 to 38.3%, as a result of higher PET prices, which more than offset lower sweetener costs.

Operating expenses increased 13.4% in the first quarter of 2005, remaining flat as a percentage of total revenues as compared to the same period of 2004, driven mainly by mandatory salary increases implemented in the quarter and higher introduction of returnable bottles in the market in connection with our strategy of strengthening our sales volume in returnable presentations. In spite of higher operating costs in the first quarter of 2005, operating income increased by 11.6% to Ps. 124 million in the first quarter of 2005, resulting in a 16.7% operating income margin.

April 28, 2005	Page 16

Recent Developments, Conference Call Information and Disclaimer

RECENT DEVELOPMENTS

•	The stockholders in the annual meeting held on March 8, 2005 approved the payment of a dividend in the amount of Ps. 620 million. The record date will be May 3, 2005, and the payment will be in the amount of Ps. 0.336 for each ordinary share, equivalent to Ps. 3.36 per ADR.

CONFERENCE CALL INFORMATION

Our first-quarter 2005 Conference Call will be held on: April 28, 2005, 10:30 A.M. Eastern Time (9:30 A.M. Mexico City Time). To participate in the conference call, please dial: Domestic U.S.: 800-901-5226 and International: 617-786-4513. We invite investors to listen to the live audiocast of the conference call on the Company’s website, www.coca-colafemsa.com

If you are unable to participate live, an instant replay of the conference call will be available through May 5, 2005. To listen to the replay please dial: Domestic U.S.: 888-286-8010 or International: 617-801-6888. Pass code: 98344233.

Coca-Cola FEMSA, S.A. de C.V. produces and distributes Coca-Cola, Sprite, Fanta, Lift and other trademark beverages of The Coca-Cola Company in Mexico (a substantial part of central Mexico, including Mexico City and Southeast of Mexico), Guatemala (Guatemala City and surrounding areas), Nicaragua (nationwide), Costa Rica (nationwide), Panama (nationwide), Colombia (most of the country), Venezuela (nationwide), Brazil (greater São Paulo, Campiñas, Santos, the state of Mato Grosso do Sul and part of the state of Goias) and Argentina (federal capital of Buenos Aires and surrounding areas), along with bottled water, beer and other beverages in some of these territories. The Company has 30 bottling facilities in Latin America and serves approximately 1,500,000 retailers in the region. The Coca-Cola Company owns a 39.6% equity interest in Coca-Cola FEMSA.

Figures for the Company’s operations in Mexico and its consolidated international operations were prepared in accordance with Mexican generally accepted accounting principles (Mexican GAAP). All figures are expressed in constant Mexican pesos with purchasing power at March 31, 2005. For comparison purposes, 2004 and 2005 figures from the Company’s operations have been restated taking into account local inflation of each country with reference to the consumer price index and converted from local currency into Mexican pesos using the exchange rate as of the end of the period. In addition, all comparisons in this report for the first quarter of 2005, which ended on March 31, 2005, are made against the figures for the comparable period in 2004, unless otherwise noted.

This news release may contain forward-looking statements concerning Coca-Cola FEMSA’s future performance and should be considered as good faith estimates by Coca-Cola FEMSA. These forward-looking statements reflect management’s expectations and are based upon currently available data. Actual results are subject to future events and uncertainties, many of which are outside Coca-Cola FEMSA’s control that could materially impact the Company’s actual performance.

References herein to “US$” are to United States dollars. This news release contains translations of certain Mexican peso amounts into U.S. dollars for the convenience of the reader. These translations should not be construed as representations that Mexican peso amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated.

(7 pages of tables to follow)

April 28, 2005	Page 17

Consolidated Balance Sheet

Consolidated Balance Sheet

Expressed in million of Mexican pesos with purchasing power as of March 31, 2005

	Mar-05		Dec 04
Assets
Current Assets
Cash and cash equivalents	Ps.	3,241	Ps.	3,646

Total accounts receivable		1,707		2,132

Recoverable taxes		1,023		806
Inventories		2,469		2,514
Prepaid expenses		198		102
Financial instruments		585		0

Total current assets		9,223		9,201

Property, plant and equipment
Property, plant and equipment		30,554		30,510
Accumulated depreciation		-13,087		-12,791
Bottles and cases		939		1,045

Total property, plant and equipment, net		18,406		18,763

Investment in shares		432		425
Deferred income taxes		1,271		1,364
Deferred charges, net		1,442		1,470
Intangibles		36,412		36,399

Total Assets	Ps.	67,187	Ps.	67,621

	Mar-05		Dec 04
Liabilities and Stockholders’ Equity
Current Liabilities
Short-term bank loans and notes	Ps.	3,035	Ps.	3,306
Interest payable		386		316
Suppliers		3,658		4,149
Financial instruments		167		0
Other current liabilities		3,038		3,055

Total Current Liabilities		10,283		10,825

Long-term bank loans		21,747		21,922
Pension plan and seniority premium		669		661
Deferred income taxes		1,203		1,402
Other liabilities		2,724		2,522

Total Liabilities		36,626		37,333

Stockholders’ Equity
Minority interest		721		707
Majority interest:
Capital stock		2,815		2,815
Additional paid in capital		12,045		12,045
Retained earnings of prior years		16,882		12,087
Net income for the period		695		5,419
Cumulative results of holding non-monetary assets		-2,598		-2,784

Total majority interest		29,840		29,582

Total stockholders’ equity		30,561		30,289

Total Liabilities and Equity	Ps.	67,187	Ps.	67,621

April 28, 2005	Page 18

Consolidated Income Statement

Consolidated Income Statement

Expressed in million of Mexican pesos(1) with purchasing power as of March 31, 2005

	1 Q 05	1 Q 04
Sales Volume (million unit cases)	446.8	440.8
Average price per unit case	25.00	24.94

Net revenues	11,172.2	10,994.5
Other operating revenues	57.6	74.4

Total revenues	11,229.8	11,068.9
Cost of sales	5,880.8	5,764.8

Gross profit	5,349.0	5,304.1

Operating expenses	3,660.1	3,659.1

Operating income	1,688.9	1,645.0

Interest expense	547.5	601.4
Interest income	58.0	37.7
Interest expense, net	489.5	563.7
Foreign exchange loss (gain)	(14.9)	(61.0)
Loss (gain) on monetary position	(183.2)	(476.7)

Integral cost of financing	291.4	26.0
Other (income) expenses, net	111.6	71.5

Income before taxes	1,285.9	1,547.5
Taxes	579.2	641.8

Consolidated net income	706.7	905.7

Majority net income	695.0	905.5

Minority net income	11.7	0.2

Operating income	1,688.9	1,645.0
Depreciation	305.0	327.9
Amortization and other non-cash charges (2)	273.0	284.6

EBITDA (3)	2,266.9	2,257.5

(1)	Except volume and average price per unit case figures.
(2)	Includes returnable bottle breakage expense.
(3)	EBITDA = Operating Income + Depreciation +Amortization & Other non-cash charges.

April 28, 2005	Page 19

Mexican and Central American operations

Mexican operations

Expressed in million of Mexican pesos(1) with purchasing power as of March 31, 2005

	1Q 05	%Rev	1Q 04	%Rev
Sales Volume (million unit cases)	227.7		228.3
Average price per unit case	26.70		27.55

Net revenues	6,079.1		6,288.7
Other operating revenues	17.9		32.0

Total revenues	6,097.1	100.0%	6,320.7	100.0%
Cost of sales	2,944.2	48.3%	2,991.2	47.3%

Gross profit	3,152.9	51.7%	3,329.5	52.7%

Operating expenses	2,074.9	34.0%	2,114.5	33.5%

Operating income	1,078.0	17.7%	1,215.0	19.2%
Depreciation, Amortization and other non-cash charges (2)	333.7	5.5%	357.0	5.6%

(1)	Except volume and average price per unit case figures.
(2)	Includes returnable bottle breakage expense.

Central American operations

Expressed in million of Mexican pesos(1) with purchasing power as of March 31, 2005

	1Q 05	%Rev	1Q 04	%Rev
Sales Volume (million unit cases)	26.2		26.5
Average price per unit case	32.28		32.87

Net revenues	845.8		871.1
Other operating revenues	0.3		3.7

Total revenues	846.2	100.0%	874.8	100.0%
Cost of sales	436.5	51.6%	460.3	52.6%

Gross profit	409.7	48.4%	414.5	47.4%

Operating expenses	297.0	35.1%	309.6	35.4%

Operating income	112.7	13.3%	104.9	12.0%
Depreciation, Amortization and other non-cash charges (2)	55.6	6.6%	60.9	7.0%

(1)	Except volume and average price per unit case figures.
(2)	Includes returnable bottle breakage expense.

April 28, 2005	Page 20

Colombian and Venezuelan operations

Colombian operations

Expressed in million of Mexican pesos(1) with purchasing power as of March 31, 2005

	1Q 05	%Rev	1Q 04	%Rev
Sales Volume (million unit cases)	42.1		41.6
Average price per unit case	25.36		23.63

Net revenues	1,067.5		983.0
Other operating revenues	—		—

Total revenues	1,067.5	100.0%	983.0	100.0%
Cost of sales	590.7	55.3%	547.0	55.7%

Gross profit	476.8	44.7%	436.0	44.3%

Operating expenses	381.7	35.8%	395.5	40.2%

Operating income	95.1	8.9%	40.5	4.1%
Depreciation, Amortization & Other non-cash charges (2)	70.0	6.6%	80.9	8.2%

(1) Except volume and average price per unit case figures.

(2) Includes returnable bottle breakage expense.

Venezuelan operations

Expressed in million of Mexican pesos(1) with purchasing power as of March 31, 2005

	1Q 05	%Rev	1Q 04	%Rev
Sales Volume (million unit cases)	40.4		40.9
Average price per unit case	26.76		24.59

Net revenues	1,081.3		1,005.9
Other operating revenues	1.1		0.5

Total revenues	1,082.3	100.0%	1,006.4	100.0%
Cost of sales	630.9	58.3%	608.7	60.5%

Gross profit	451.4	41.7%	397.7	39.5%

Operating expenses	384.6	35.5%	329.9	32.8%

Operating income	66.8	6.2%	67.8	6.7%
Depreciation, Amortization and other non-cash charges (2)	54.3	5.0%	57.9	5.8%

(1)	Except volume and average price per unit case figures.
(2)	Includes returnable bottle breakage expense.

April 28, 2005	Page 21

Brazilian and Argentine operations

Brazilian operations

Expressed in million of Mexican pesos(1) with purchasing power as of March 31, 2005

	1Q 05	%Rev	1Q 04	%Rev
Sales Volume (million unit cases)	71.1		66.4
Average price per unit case	19.54		18.51

Net revenues	1,389.5		1,228.9
Other operating revenues	4.2		2.9

Total revenues	1,393.7	100.0%	1,231.8	100.0%
Cost of sales	821.1	58.9%	758.9	61.6%

Gross profit	572.6	41.1%	472.9	38.4%

Operating expenses	377.4	27.1%	381.9	31.0%

Operating income	195.1	14.0%	91.0	7.4%
Depreciation, Amortization and other non-cash charges (2)	31.8	2.3%	23.5	1.9%

(1)	Except volume and average price per unit case figures.
(2)	Includes returnable bottle breakage expense.

Argentine operations

Expressed in million of Mexican pesos(1) with purchasing power as of March 31, 2005

	1Q 05	%Rev	1Q 04	%Rev
Sales Volume (million unit cases)	39.3		37.1
Average price per unit case	18.04		16.69

Net revenues	708.9		619.3
Other operating revenues	35.4		35.3

Total revenues	744.3	100.0%	654.6	100.0%
Cost of sales	459.6	61.7%	401.7	61.4%

Gross profit	284.8	38.3%	252.9	38.6%

Operating expenses	160.4	21.6%	141.5	21.6%

Operating income	124.3	16.7%	111.4	17.0%
Depreciation, Amortization and other non-cash charges (2)	32.5	4.4%	32.4	5.0%

(1)	Except volume and average price per unit case figures.
(2)	Includes returnable bottle breakage expense.

April 28, 2005	Page 22

Selected Information

SELECTED INFORMATION

VOLUME

Expressed in million unit cases

	1Q 2004					1Q 2005
	CSD	Water	Beer	Others	Total	CSD	Water	Beer	Others	Total
Mexico	182.9	44.4	0.0	1.0	228.3	182.3	44.2	0.0	1.2	227.7
Central America	24.8	1.2	0.0	0.5	26.5	24.5	1.2	0.0	0.5	26.2
Colombia	35.6	5.9	0.0	0.1	41.6	36.6	5.4	0.0	0.1	42.1
Venezuela	34.7	3.7	0.0	2.5	40.9	35.0	3.3	0.0	2.1	40.4
Brazil	52.0	3.1	10.9	0.4	66.4	57.2	4.4	9.0	0.5	71.1
Argentina	36.7	0.3	0.0	0.1	37.1	38.5	0.4	0.0	0.4	39.3

Total	366.7	58.6	10.9	4.6	440.8	374.1	58.9	9.0	4.8	446.8

PACKAGE MIX BY PRESENTATION

Expressed as a Percentage of Total Volume

	1Q 2004				1Q 2005
	Ret	Non-Ret	Fountain	Jug	Ret	Non-Ret	Fountain	Jug
Mexico	28.8	55.2	1.3	14.7	27.9	56.2	1.2	14.7
Central America	50.7	44.9	4.4	—	45.1	50.8	4.1	—
Colombia	53.4	36.8	3.1	6.7	49.5	41.0	3.2	6.3
Venezuela	32.1	61.0	2.6	4.3	25.1	69.1	2.6	3.2
Brazil(1)	10.2	87.0	2.8	—	11.1	86.1	2.8	—
Argentina	27.5	69.1	3.4	—	27.0	70.1	2.9	—

(1)	Carbonated Soft Drinks returnable presentations represented 4.6% and 5.9% of total sales volume in the first quarter of 2004 and 2005, respectively.

April 28, 2005	Page 23

Macroeconomic Information

March 2005

Macroeconomic Information

	Inflation		Foreign Exchange Rate (Per US Dollar)
	LTM	1Q 05	March 2005	Dec 2004	March 2004
Mexico	4.39%	0.79%	11.1710	11.1460	11.1740
Colombia	4.55%	2.13%	2,376.4800	2,389.7500	2,678.1600
Venezuela	15.80%	3.33%	2,150.0000	1,920.0000	1,920.0000
Brazil	5.47%	1.54%	2.6662	2.6544	2.9086
Argentina	7.86%	3.64%	2.9200	2.9800	2.8600

April 28, 2005	Page 24

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.

By:	/s/ Federico Reyes
Federico Reyes
Chief Financial Officer

Date: April 28, 2005